Exhibit 4.5
DESCRIPTION OF SECURITIES

The following summary of certain provisions of our securities does not purport to be complete and is subject to our Certificate of Incorporation, the Bylaws, the Warrant Agreement and the provisions of applicable law. Copies of the Certificate of Incorporation, the Bylaws and the Warrant Agreement are attached as exhibits to the registration statement of which this prospectus is a part.

Authorized and Outstanding Stock

Our certificate of incorporation authorizes the issuance of shares of capital stock, each with a par value of $0.0001, consisting of (a) 2,000,000,000 shares of common stock and (b) 25,000,000 shares of preferred stock.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Certificate of Incorporation, the holders of common stock possess all voting power for the election of directors and all other matters requiring stockholder action and will be entitled to one vote per share on matters to be voted on by stockholders. The holders of common stock will at all times vote together as one class on all matters submitted to a vote of common stock under the Certificate of Incorporation.

Dividends

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under the Certificate of Incorporation, holders of common stock are entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, or winding-up of Virgin Orbit, the holders of common stock will be entitled to receive all the remaining assets of Virgin Orbit available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them, after the rights of creditors of Virgin Orbit and the holders of any outstanding shares of preferred stock have been satisfied.

Preemptive or Other Rights

The holders of common stock will not have preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to common stock.

Election of Directors

Our board is divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class serving a three-year term, except with respect to the initial election of directors at the special meeting in connection with the Business Combination, Class I directors were elected to an initial one-year term (and three-year terms subsequently), the Class II directors were elected to an initial two-year term (and three-year terms subsequently) and the Class III directors were elected to an initial three-year term (and three-year terms subsequently). There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors, subject to the Stockholders’ Agreement.

Preferred Stock

The Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Subject to the Stockholders Agreement, the Board is authorized to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions

Exhibit 4.5
thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series. The Board is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and could have anti-takeover effects. The ability of the Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of our management.

Redeemable Warrants

Public Shareholders’ Warrants

Each whole warrant will entitle the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 30 days after the completion of the Business Combination and 12 months from the closing of NextGen’s initial public offering on March 25, 2021, except as described below. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire on December 29, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of shares of common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “- Redemption of warrants when the price per share of Virgin Orbit common stock equals or exceeds $10.00.” No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

During any period in which shares of our common stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the public warrants for that number of common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of common stock underlying the public warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the public warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the shares of common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the Warrant Agent.

Redemption of warrants when the price per share of common stock equals or exceeds $18.00. Once the public warrants become exercisable, we may redeem the public warrants (except as described herein with respect to the private placement warrants):

•in whole and not in part;

•at a price of $0.01 per warrant;

•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

Exhibit 4.5
•if, and only if, the last reported sale price of the common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (which we refer to as the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Redeemable Warrants - Public Shareholders’ Warrants - Anti-dilution Adjustments”).

We will not redeem the public warrants as described above unless a registration statement under the Securities Act covering the issuance of shares of common stock issuable upon exercise of the public warrants is then effective and a current prospectus relating to those common stock is available throughout the 30-day redemption period. If and when the public warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the second to last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Redeemable Warrants - Public Shareholders’ Warrants - Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per share of common stock equals or exceeds $10.00. Once the public warrants become exercisable, we may redeem the outstanding warrants:

•in whole and not in part;

•at $0.10 per public warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of common stock (as defined below) except as otherwise described below;

•if, and only if, the Reference Value (as defined above under “Redemption of warrants when the price per share of common stock equals or exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Redeemable Warrants - Public Shareholders’ Warrants - Anti-dilution Adjustments”); and

•if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “- Redeemable Warrants - Public Shareholders’ Warrants - Anti-dilution Adjustments”), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the public warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

In the event that we elect to redeem your warrants, we will fix a date for the redemption then a notice of redemption will then be mailed by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to

Exhibit 4.5
the registered holders of the warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the foregoing manner will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Additionally, while we are required to provide such notice of redemption, we are not separately required to, and do not currently intend to, notify any holders of when the warrants become eligible for redemption. If you do not exercise your warrants in connection with a redemption, including because you are unaware that such warrants are being redeemed, you would only receive the nominal redemption price for your warrants.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “- Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “- Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “- Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “- Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
This redemption feature differs from the typical warrant redemption features used in many other blank check
This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for shares of common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when shares of common stock are trading at or above $10.00 per share, which may be at a time when the trading price of common stock is below the exercise price of the public warrants. We have established this redemption feature to provide us

Exhibit 4.5
with the flexibility to redeem the public warrants without the public warrants having to reach the $18.00 per share threshold set forth above under “- Redemption of warrants when the price per share of common stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the public warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the public warrants if we determine it is in our best interest to do so. As such, we would redeem the public warrants in this manner when we believe it is in our best interest to update our capital structure to remove the public warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the public warrants when the shares of common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the public warrants when the shares of common stock are trading at a price below the exercise price of the public warrants, this could result in the warrant holders receiving fewer common stock than they would have received if they had chosen to wait to exercise their warrants for common stock if and when such common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of common stock to be issued to the holder. If, at the time of redemption, the public warrants are exercisable for a security other than shares of common stock pursuant to the Warrant Agreement (for instance, if we are not the surviving company in the Business Combination), the public warrants may be exercised for such security. At such time as the public warrants become exercisable for a security other than shares of common stock, we (or surviving company) will use our commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the public warrants.

Redemption Procedures. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the common stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of issued and outstanding common stock is increased by a capitalization or share dividend payable in common stock, or by a split-up of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of common stock equal to the product of (1) the number of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) and (2) one minus the quotient of (x) the price per common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of common stock during the 10 trading day period ending on the trading day prior to the first date on which the common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay to all or substantially all of the holders of NextGen Class A Ordinary Shares a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such common stock (or other securities into which the public warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the common stock

Exhibit 4.5
during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each common stock in respect of such event.

If the number of issued and outstanding shares of common stock is decreased by a consolidation, combination, reverse share sub-division or reclassification of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding common stock (other than those described above or that solely affects the par value of such common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a merger or consolidation in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding common stock, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of capital stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant.

The warrants are issued in registered form under a Warrant Agreement between the Warrant Agent and us. The Warrant Agreement provides that (a) the terms of the public warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the public warrants and the Warrant Agreement set forth in this prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions

Exhibit 4.5
arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the public warrants and (b) all other modifications or amendments require the vote or written consent of at least 65% of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or working capital warrants or any provision of the Warrant Agreement with respect to the private placement warrants, forward purchase warrants or working capital warrants, at least 65% of the then outstanding private placement warrants or working capital warrants, respectively. You should review a copy of the Warrant Agreement, which is filed as an exhibit to this prospectus, for a complete description of the terms and conditions applicable to the public warrants.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive common stock. After the issuance of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors - The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with us.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

So long as they are held by our Sponsor or its permitted transferees, the private placement warrants will not be transferable, assignable or salable until 30 days after the Closing Date (except, among other limited exceptions, to our directors and officers and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us (except as described above under “- Redeemable Warrants - Public Shareholders’ Warrants - Redemption of warrants when the price per share of Virgin Orbit common stock equals or exceeds $10.00”) so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and have certain registration rights described herein. Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than our Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants.

Except as described under “- Redeemable Warrants - Public Shareholders’ Warrants - Redemption of warrants when the price per share of Virgin Orbit common stock equals or exceeds $10.00,” if holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the public warrants, multiplied by the excess of the “historical fair market value” (defined below) less the exercise price of the public warrants by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average last reported sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the Warrant Agent.

Special Meetings of Stockholders

The Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) Board, (b) the chairperson of the Board, (c) the chief executive officer or president of Virgin Orbit or (c) for so long as Virgin Orbit qualifies as a “controlled company” within the meaning of the Nasdaq listing standards, by the secretary of Virgin Orbit upon the request, in writing, of any holder of record of at least 25% of the issued and outstanding shares of Virgin Orbit, provided that the Board may postpone, reschedule or cancel such special meeting.

Action by Written Consent

Exhibit 4.5

The Certificate of Incorporation provides that any action required or permitted to be taken at any meeting of stockholders may, except as otherwise required by law or the Stockholders’ Agreement, for so long as Virgin Orbit qualifies as a “controlled company”, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, will be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Pursuant to the Stockholders’ Agreement, prior to the expiration of the Lock-up Period, VIL will first consult and discuss with the Board before taking such action by written consent.

Removal of Directors and Filling Vacancies

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under the Certificate of Incorporation, the Board or any individual director may be removed from office at any time but only for cause and only by the affirmative vote of the holders of at least a majority of the then outstanding shares entitled to vote at an election of directors.

Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under the Certificate of Incorporation, any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors will be filled (i) so long as Virgin Orbit does not qualify as a “controlled company”, by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director and, (ii) so long as Virgin Orbit qualifies as a “controlled company”, only by the affirmative vote of the holders of at least a majority of the then outstanding shares entitled to vote at an election of directors.

VIL Approval Rights

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Certificate of Incorporation and Bylaws generally require the affirmative vote of 66⅔% of the then outstanding shares entitled to vote thereon in order to approve an amendment. The Bylaws may be further amended or repealed by the Board. However, pursuant to the Stockholders’ Agreement, no amendment to the Certificate of Incorporation or Bylaws may be made, for so long as VIL has the right to designate two directors to the Board under the Stockholders’ Agreement, without VIL’s prior written consent.

Operational Matters

VIL has expansive rights to approval material operational and other material matters of Virgin Orbit, including:

(A) For so long as VIL is entitled to designate two directors to the Board under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or the Board as required by law, Virgin Orbit and its subsidiaries must obtain the prior written consent of VIL to engage in:

•any business combination or similar transaction;

•amendment of the terms of the Stockholders’ Agreement or the Registration Rights Agreement;

•a liquidation or related transaction; or

•an issuance of capital stock in excess of 5% of the then issued and outstanding shares of Virgin Orbit or its subsidiaries, other than issuances upon the exercise of options in accordance with their respective terms;

(B) For so long as VIL is entitled to designate three directors to the Board under the Stockholders’ Agreement, in addition to any vote or consent of the stockholders or the Board as required by law, Virgin Orbit and its subsidiaries must obtain the prior written consent of VIL to engage in:

Exhibit 4.5

•a business combination or similar transaction having a FMV of $10.0 million or more;

•a non-ordinary course sale of assets or equity interest having a FMV of $10.0 million or more;

•a non-ordinary course acquisition of any business or assets having a FMV of $10.0 million or more;

•an acquisition of equity interests having a FMV of $10.0 million or more;

•approval of any non-ordinary course investment having a FMV of $10.0 million or more, other than any investment expressly contemplated by the annual operating budget of Virgin Orbit then in effect;

•an issuance or sale of any capital stock of Virgin Orbit or its subsidiaries, other than an issuance of shares of capital stock upon the exercise of options to purchase shares of capital stock of Virgin Orbit;

•making any dividends or distribution to the stockholders of Virgin Orbit other than redemptions and those made in connection with the cessation of services of employees;

•incurring indebtedness outside of the ordinary course in an amount greater than $25.0 million in a single transaction or $100.0 million in aggregate consolidated indebtedness;

•amendment of the terms of the Stockholders’ Agreement or the Registration Rights Agreement;

•a liquidation or similar transaction;

•transactions with any interested stockholder pursuant to Item 404 of Regulation S-K;

•increasing or decreasing the size of the Board; or

•engaging of any professional advisors for any of the foregoing matters listed in this section (B).

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation provides that we are to indemnify our directors to the fullest extent authorized or permitted by applicable law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board. Under our Bylaws, we are required to indemnify each of our directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was our director or officer or was serving at our request as a director, officer, employee or agent for another entity. We must indemnify our officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Bylaws also require us to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Jurisdiction of Certain Actions

Our Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders to us or our stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or the Certificate of Incorporation (as each may be amended

Exhibit 4.5
from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against us or any current or former director, officer or stockholder governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the exclusive jurisdiction provisions of the Certificate of Incorporation and (b) service of process on such stockholder’s counsel.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such Securities Act claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce any cause of action arising by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although we believe these provisions would benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, these provisions may have the effect of discouraging lawsuits against our directors and officers.

Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and warrant agent for our Warrants is American Stock Transfer & Trust Company (“AST”).